As filed with the Securities and Exchange Commission on February 13, 2012

Registration No. 333-179484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOMESTREET, INC.

(Exact Name of Registrant as Specified in its Charter)

Washington	6036	91-0186600
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

601 Union Street, Suite 2000

Seattle, WA 98101

(206) 623-3050

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark K. Mason

Chief Executive Officer

HomeStreet, Inc.

601 Union Street, Suite 2000

Seattle, WA 98101

(206) 623-3050

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Marcus J. Williams Donna M. Cochener Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, WA 98101 (206) 622-3150 (206) 757-7700 – Facsimile	Godfrey B. Evans HomeStreet, Inc. 601 Union Street, Suite 2000 Seattle, WA 98101 (206) 623-3050 (206) 389-7703 – Facsimile	John C. Grosvenor Matthew S. O’Loughlin Manatt, Phelps & Phillips, LLP 695 Town Center Drive, 14th Floor Costa Mesa, CA 92626 (714) 371-2500 (714) 371-2550 – Facsimile

As soon as practicable after the effective date of this Registration Statement.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ (File No. 333-173980)

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, no par value per share	351,363	$44.00	$15,459,972	$1,562(2)

(1)	The registration fee is calculated in accordance with Rule 457(a) under the Securities Act of 1933, as amended, based on the proposed maximum aggregate offering price. The registrant previously registered securities at an aggregate offering price not to exceed $82,329,525 on a Registration Statement on Form S-1 (File No. 333-173980), which was declared effective by the Securities and Exchange Commission on February 10, 2012. In accordance with Rule 462(b) under the Securities Act, an additional amount of securities having a proposed maximum aggregate offering price of $15,459,972 is hereby registered, which includes shares issuable upon the exercise of the underwriters’ over-allotment option.
(2)	Previously paid.

THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE UPON FILING WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IN ACCORDANCE WITH RULE 462(B) UNDER THE SECURITIES ACT.

EXPLANATORY NOTE

This post-effective Amendment No. 1 to the Registration Statement on Form S-1/A for File No. 333-179484 amends and restates in its entirety the Registration Statement previously filed for this file number.

This Registration Statement on Form S-1 (this “462(b) Registration Statement”) is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the purpose of registering 351,363 shares of Common Stock of HomeStreet, Inc. This 462(b) Registration Statement relates to the initial public offering of shares of Common Stock contemplated by the Registration Statement on Form S-1 (File No. 333-173980), which was initially filed on May 6, 2011, and which, as amended, was declared effective by the Securities and Exchange Commission on February 10, 2012. Pursuant to Rule 462(b), the contents of the Registration Statement on Form S-1 (File No. 333-173980), including the exhibits thereto, are hereby incorporated by reference into this 462(b) Registration Statement.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description

5.1	Opinion of Davis Wright Tremaine LLP

23.1	Consent of Davis Wright Tremaine LLP (included as part of Exhibit 5.1)

23.2	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on February 13, 2012.

HOMESTREET, INC.

By:	/s/ Mark K. Mason
Mark K. Mason
Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Mark K. Mason Mark K. Mason	President and Chief Executive Officer (Principal Executive Officer)	February 13, 2012

/s/ David E. Hooston David E. Hooston	Chief Financial Officer (Principal Financial and Accounting Officer)	February 13, 2012

* David A. Ederer	Director, Chairman of the Board	February 13, 2012

* Brian P. Dempsey	Director	February 13, 2012

* Gerhardt Morrison	Director	February 13, 2012

* Janet L. Westling	Director	February 13, 2012

* Bruce W. Williams	Director	February 13, 2012

* Kathryn A. Williams	Director	February 13, 2012

* Marcia F. Williams	Director	February 13, 2012

Signature	Title	Date

* Wendy S. Williams	Director	February 13, 2012

* Karen M. Zimmerman	Director	February 13, 2012

* Steven W. Zimmerman	Director	February 13, 2012

* By:	/s/ Mark K. Mason
Mark K. Mason, Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Davis Wright Tremaine LLP

23.1	Consent of Davis Wright Tremaine LLP (included as part of Exhibit 5.1)

23.2	Consent of KPMG LLP